BNY MELLON FUNDS TRUST

c/o The Dreyfus Corporation

200 Park Avenue

New York, New York  10166

April 25, 2019

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attention:  Jacob Luxenburg

Re:  Review of Fund Form N-CSR Filing on November 2, 2018

Ladies and Gentlemen:

This letter is written in response to comments of the staff (the "Staff") of the Securities and Exchange Commission regarding the above-referenced filing for BNY Mellon Funds Trust (the "Registrant") (the "Trust's Annual N-CSR Filing"), discussed via telephone with Jacob Luxenburg of the Staff on March 26, 2019.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.

General

1.              Staff Comment:  The Staff notes that Items 13(a)(2) and Item 13(b) of the Form N-CSR require the Registrant to provide the certifications required by Rule 30a-2(a) and Rule 30a-2(b) under the Investment Company Act of 1940, as amended, for each principal executive and principal financial officer of the Registrant (the "Item 13 Certifications").  The Trust's Annual N-CSR Filing's Item 13 Certifications were signed by Patrick T. Crowe, President, and James Windels, Treasurer.  The Staff notes that Mr. Crowe's and Mr. Windels' titles in the signature blocks of their respective Item 13 Certifications did not include the titles "Principal Executive Officer" or "Principal Financial Officer," as applicable.

Response:  The Registrant notes that Mr. Crowe is President of the Registrant, and that Mr. Windels is Treasurer of the Registrant.  Going forward, for clarity, the Registrant will update the signature blocks of its Form N-CSR, including the Item 13 Certifications, by adding the words (i) "(Principal Executive Officer)" next to Mr. Crowe's title of President (i.e., President (Principal Executive Officer)), and (ii) "(Principal Financial Officer)" next to Mr. Windels' title of Treasurer (i.e., Treasurer (Principal Financial Officer)).

BNY Mellon Corporate Bond Fund – Statement of Investments

2.              Staff Comment:  The Staff notes that the BNY Mellon Corporate Bond Fund, a series of the Registrant (the "Fund"), has been identified in the Trust's Annual N-CSR Filing as having a sector concentration in the financial sector (see the Fund's Statements of Investments).  Accordingly, the Staff requests that the Fund add disclosure to its registration statement regarding the financial sector.

Response:  Fund management currently reviews the portfolio composition of the Fund no less frequently than the end of each fiscal quarter.  If, after such reviews, it is determined that the Fund has a sector concentration in the financial sector, the Registrant will add disclosure regarding the financial sector in the Registrant's next annual update to its registration statement.

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We hope the Staff finds that this letter is responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding this letter, please call the undersigned at 212.922.7075.

Very truly yours,

/s/ Nataly Zelensky

Nataly Zelensky

cc:        David Stephens

            Peter Sullivan
            Donald Smith